99¢ Only Stores 4000 Union Pacific Avenue City of Commerce, CA 90023 Phone: (323) 980-8145 Fax: (323) 980-8160 www.99only.com

March 3, 2011

Mr. Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	99 Cents Only Stores (the “Company”)
Form 10-K for the Fiscal Year Ended March 27, 2010
Filed May 27, 2010
Definitive Proxy Statement on Schedule 14A
Filed July 26, 2010
File No. 001-11735

Dear Mr. Mew:

We are in receipt of your letter dated February 3, 2011 with respect to the above referenced Form 10-K and Schedule 14A.  For ease of reference, we have set forth your comments and our responses to those comments below.

Where a comment requests additional disclosures to be included, we have included in our responses below our proposed revised disclosures.

Form 10-K for the Fiscal Year ended March 27, 2010

Item 6.  Selected Financial Data, page 23

1.  We note your disclosure in footnote (b) that the change in comparable store sales compares net sales for all stores open at least 15 months.  Please explain to us and clarify your disclosures on how you handle stores relocated or renovated in the comparable store sales calculation during the period.

Company’s response: The Company normally does not relocate stores or close them if renovations are taking place. In a rare situation where a store is relocated, or closed and later re-opened at the same location, the relocated or re-opened store is considered a new store for any comparable store sales analysis, and would only be included in the comparable store sales analysis once it has been open, or re-opened, for 15 months.

We will revise this footnote in future filings to clarify our disclosures regarding our treatment of relocated stores, as well as stores that are closed and later re-opened.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 25

2.  We note your inventory balance has increased by approximately $19.3 million from fiscal year 2009 while the number of operating stores hasremained relatively constant during the same period.   In this regard, please explain to us and disclose in future filings the reasons or the underlying factors behind the increase in your inventory.  Please also tell us and disclose how frequently you perform physical inventories at your retail stores and how you determine inventory valuation reserves for excess and obsolete inventory.

Company’s response: To obtain inventory at attractive prices, the Company takes advantage of large volume purchases, closeouts and other similar purchase opportunities.  As such, the Company’s inventory fluctuates from period to period and the inventory balances vary based on the timing and availability of such opportunities.  For example, the Company’s inventory was $177.9 million for the period ended December 26, 2009, $138.2 million for the period ended March 29, 2008 and $171.6 million for the period ended June 30, 2007.

Physical inventories are taken at each of the Company’s retail stores at least once a year by an independent inventory service company.  Additional store level physical inventories are taken by the service company from time to time based on a particular store’s performance and/or book inventory balance.  The Company also performs inventory reviews and analysis on a quarterly basis for both warehouse and store inventory to determine inventory valuation allowances for excess and obsolete inventory.  Our policy is to analyze all items held in inventory that would not be sold through at current sales rates over a twenty-four month period to determine what merchandise should be reserved for as excess and obsolete.  The Company also discloses the amount of inventory value for any inventory which the Company believes is not excessive or obsolete but which it expects to sell over a period that exceeds twelve months in its Note 1, Basis of Presentation and Summary of Significant Accounting Policies in its Annual Reports on Form 10-K.

We will revise our disclosure in future filings to explain the reasons or underlying factors behind increases in our inventory unrelated to growth in the number of stores, and to disclose how frequently we perform physical inventories at our retail stores and how we determine inventory valuation reserves for excess and obsolete inventory.

Item 8.  Financial Statements and Supplementary Data, page 38

Notes to Consolidated Financial Statements

Note 1.  Basis of Presentation and Summary of Significant Accounting Policies, page 44

3.  We note your disclosure on page 28 that you have various arrangements whereby you receive discounts, allowances and rebates from your vendors and suppliers.  Please tell us, with a view toward expanded disclosure, whether such credits are based upon milestone achievements such as volume or sales of the vendors’ products.  If so, please clarify in your disclosure whether you recognize these rates when the milestones are achieved or if you accrue for the reimbursements based on estimates.  If you apply the accrual method, please tell us the factors you considered in determining the estimates.  Refer to paragraphs 7 to 9 of FASB ASC 605-50-25.  To the extent material, please also expand your disclosure in management’s discussion and analysis to provide a discussion of the estimates accordingly.

Company’s response: The Company receives various forms of consideration from our vendors such as cash discounts, allowances and rebates. These consist primarily of cash discounts for satisfying early payment terms which are recognized when payment is made, although the Company also receives other vendor incentives based upon milestone achievements such as reaching certain volume of purchases of the vendors’ products.  The Company has determined that these other vendor incentives cannot be reasonably estimated and recorded on a systematic and rational basis.  Therefore, these other vendor incentives are included as a reduction of cost of sales when contractual milestones are reached in accordance with FASB ASC 605-50-25. In addition, the Company analyses its inventory levels and related cash discounts received to arrive at a value for cash discounts to be included in the inventory balance.

We have drafted the following revision of Management’s Discussion and Analysis of Financial Condition and Results of Operations and of Note 1, Basis of Presentation and Summary of Significant Accounting Policies from the Company’s Annual Report on Form 10-K for the fiscal year ended March 27, 2010 (“Fiscal Year 2010 Form 10-K”) (with additional, responsive language in bold and italics) below as an example of our proposed additional disclosure in this regard. We will provide similar additional language in our future filings.

Cost of sales includes the cost of inventory, freight in, inter-state warehouse transportation costs, inventory shrinkage (obsolescence, spoilage and shrink), and is net of discounts and allowances. Cash discounts for satisfying early payment terms are recognized when payment is made, and allowances and rebates based upon milestone achievements such as reaching a certain volume of purchases of a vendor’s products are included as a reduction of cost of sales when such contractual milestones are reached in accordance with FASB ASC 605-50-25. In addition, the Company analyses its inventory levels and related cash discounts received to arrive at a value for cash discounts to be included in the inventory balance. The Company does not include purchasing, receiving, distribution, warehouse costs and transportation to and from stores in its cost of sales, which totaled $66.3 million, $74.1 million and $72.1 million as of fiscal 2010, 2009 and 2008, respectively.  Due to this classification, the Company's gross profit rates may not be comparable to those of other retailers that include costs related to their distribution network in cost of sales.

Note 10. Texas Market, pages 65 and 66

4.  We note your disclosure of the exit plan approved by the Board of Directors relating to the Texas retail store operations during fiscal 2009 and subsequent partial reversal by the Board of Directors of the decision based on improved performance of certain retail stores in Texas.  Please provide us and revise your note disclosure to provide all of the disclosures as required by FASB ASC 420-10-50 for all periods presented.

Company’s response: Although the data in regards to the closing of some of the Company’s Texas stores was presented in detail in a narrative format within our footnote disclosure, in our future filings, we will include such information in a tabular format in accordance with ASC 420-10-50 for all periods presented, an example of which (based on our disclosure in our Fiscal Year 2010 Form 10-K) is presented below:

(in thousands)	Leasehold Asset Impairment	Severance Pay	Lease Termination Cost	Total

Charges	$10,100	$1,367	$1,320	$12,787
Cash Payments	-	(1,367)	-	(1,367)
Non-Cash Reductions	(10,100)	-	-	(10,100)

Remaining Obligations as of 03/28/09	-	-	1,320	1,320

Accretion Expenses	-	-	2,961	2,961
Cash Payments	-	-	(1,338)	(1,338)

Remaining Obligations as of 03/27/10	$-	$-	$2,943	$2,943

In addition, we will also clarify in future filings that the severance pay and the lease termination costs associated with the closure of these Texas stores are included as part of selling, general and administrative expenses in the Company’s Consolidated Statements of Income.  We already disclose in our Texas Market footnote  to our consolidated financial statements included in our Fiscal Year 2010 Form 10-K that leasehold asset impairment charges are recorded in our selling, general and administrative expenses in our Consolidated Statements of Income.

Item 9A.  Controls and Procedures

Changes in Internal Control Over Financial Reporting

5.  We note your disclosure that “[d]uring the fourth quarter of fiscal 2010, the Company did not make changes that materially affected or are reasonably likely to materially affect its internal control over financial reporting, although the Company continued testing a number of controls, including significant testing of its inventory controls.”  Please state clearly, as appropriate, that there were or were not changes in your internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, and disclose any changes.

Company’s Response:  During the fourth quarter of fiscal 2010, the Company did not make any changes that materially affected or are reasonably likely to materially affect its internal control over financial reporting.

We will ensure that in our future filings we are clear in our response to this matter.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

Elements of Compensation, Page 17

6.  We note that the Compensation Committee considered peer data compiled by Watson Wyatt.  Please clarify whether you benchmarked compensation based on the information provided by Watson Wyatt.  If so, please provide the information required by Item 402(b)(2)(xiv) of Regulation S-K and identify the companies comprising the peer group.

Company’s Response:  Our determination of executive officer compensation has not been based, in whole or in part, on benchmarking compensation of our executive officers against other companies.  The Compensation Committee of our Board of Directors engaged Watson Wyatt Worldwide during fiscal 2008 in connection with the Compensation Committee’s review of our long term compensation program.  In connection with that engagement, Watson Wyatt compiled peer data with respect to the long term incentive practices of a broad set of public company retailers, which was considered by the Compensation Committee in obtaining a general understanding of then current trends in such practices.  This data was not considered in making any actual compensation decisions.

We will revise our future filings to make it clear that we have not engaged in benchmarking executive officer compensation, and to further explain the nature of how the Compensation Committee utilized the peer data compiled by Watson Wyatt.

Annual Cash Bonuses, page 18 and Long-Term Incentives, page 19

7.  We note that you have not provided a quantitative discussion of the specific terms of the necessary targets to be achieved for your chief financial officer to earn his annual cash bonus in 2010 and executives to earn their long-term incentives.   For example, you have not provided the targets related to profitability, income before taxes, and reductions in shrinkage and corporate expenses as a percentage of revenues.  In addition, on page 19 under Long-Term Incentives, you state that “the PSU design incorporates a philosophy of awarding long term equity incentive compensation based on meeting profitability performance criteria and based on increases in the Company’s stock price.”  Please disclose how the Compensation Committee calculated the company performance goals and how it measured these goals against actual performance to determine the amount of the annual cash bonus and long term incentives.  Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals.

Company’s Response:  With respect to our Chief Financial Officer’s bonus in fiscal 2010, the Compensation Committee of the Company’s Board of Directors approved quantitative annual goals for Company performance at the beginning of fiscal 2010.  The quantitative goals were determined by the Compensation Committee as reasonable goals that in aggregate would achieve an increase in earnings per share that in its judgment would exceed shareholder expectations.  The Compensation Committee evaluated the CFO specifically related to goals for reducing inventory shrinkage to 2.9%, reducing corporate G&A expenses to 3.8%, and increasing income before taxes to 3.8%, all as a percentage of revenues, respectively.   Actual performance exceeded the quantitative goals, with shrinkage being reduced to 2.6% versus the goal of 2.9% and versus 3.2% the prior year, corporate G&A being reduced to 3.5% versus the goal of 3.8% and versus 4.2% the prior year, and income before taxes increased to 6.9% versus a goal of 3.8% and versus 1.1% the prior year.  The Compensation Committee also established other goals for the CFO for fiscal 2010 that were not tied to specific quantitative measures, such as goals related to certain IT and real estate initiatives, as described in the Compensation Discussion and Analysis section of the Company’s 2010 proxy statement.  The CFO’s annual bonus, as provided for under his employment agreement (which has now expired), was therefore based on achievement of both qualitative and quantitative goals, as well as personal performance, and the Compensation Committee did not assign particular weight to any of the individual goals it set, nor was meeting each goal a requirement to achieving the CFO’s target bonus.  The Compensation Committee exercises its discretion in evaluating Mr. Kautz’s performance under the qualitative goals that it sets, and in assessing Mr. Kautz’s overall performance, to determine his annual bonus.

With respect to the performance stock units (“PSUs”) of the Company’s long term incentive program, in January 2008, the Compensation Committee set specific performance levels for earnings before taxes (“EBT”), which was defined as income before taxes after eliminating any income from any sales of real estate assets and adding back calculated interest income foregone due to using cash to buy back common stock.  The performance levels governed the earning of the PSUs without discretion over the ensuing four year period, fiscal 2009 through fiscal 2012, and certain vesting periods were also set for certain of those PSUs for two years following attainment of each performance level.  The specific performance levels were disclosed in discussion and in tabular form in the Company’s Current Report on Form 8-K in February 2008 along with the form of the PSU agreement.  The Compensation Committee set the highest level of attainment at $99 million, a goal that was viewed as motivational for our Company due to its name, and which also exceeded the Company’s previous record level of earnings before taxes of $93.5 million five years earlier in 2003.  In fiscal 2008, EBT was $288,000 or basically breakeven.    Eight performance levels were set, spread between breakeven and $99 million.  Consideration was given to the percentages of total PSUs to be earned at each performance level to give heavier weight to the first two levels which required the management to stem the decline in profitability and show initial increases, and for the fifth and sixth levels which represented the levels deemed difficult but likely to be achieved.  Under the long term incentive plan, the actual income before taxes performance as reported in the Company’s Reports on Forms 10-Q and 10-K was then measured against the EBT performance levels described above to determine vesting under the plan.  No adjustments to income before taxes were made to calculate EBT during the performance period.  As disclosed in our 2010 proxy statement, the Compensation Committee retained the right to amend the awards under this plan, as long as the amendments did not (without the recipient’s consent) adversely affect the recipient’s rights.  However, the right to amend the awards did not provide any specific mechanism to authorize the earning or vesting of the PSUs absent the attainment of the performance levels, and no such amendments have been made.  Executives participating in the long term incentive plan benefit by increasing earnings before taxes in order to earn PSUs and, because the PSUs are paid out as a fixed number of shares that was set in February 2008, Executives also benefit from the increase in the stock price during the performance period and any vesting period.

We will revise our future disclosures to include disclosure regarding these matters.

* * *
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that we will comply with the comments of the Commission in all of our future filings with the Commission.  Please contact the undersigned with any questions regarding these responses.

Sincerely,
/s/ Robert Kautz
Robert Kautz
Chief Financial Officer